CP Ships Limited 2 City Place Beehive Ring Road Gatwick, West Sussex, RH6 0PA, UK tel: +44 (0)1293 866200 fax: +44 (0)1293 866578 www.cpships.com
November 30, 2005
VIA EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt
Re:	CP Ships Limited Schedule TO-I Filed on November 8, 2005 File No. 005-77959
Ladies and Gentlemen:
Set forth below are responses to the comments on the Schedule TO-I of CP Ships Limited (the “Company”) filed November 8, 2005 and as amended by Amendment No. 1 on November 14, 2005 (together, the “Schedule TO-I”) provided to the Company in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 22, 2005 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. References in this response letter to the “Amendment” refer to Amendment No. 2 to the Schedule TO-I, which will be filed on EDGAR concurrently with submission of this response letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Schedule TO-I, as amended by the Amendment.
Schedule TO
General
Comment No. 1
We note that your amended Schedule TO filed on November 14 was “tagged” as a SC TO-T/A rather than as a SC TO-I/A. Please contact the Office of Edgar and Information Analysis to request assistance in changing this “header tag” to a SC TO-I/A or otherwise advise. We remind you that all future filings should be “tagged” as SC TO-I/A.
CP Ships Limited includes CP Ships Services Inc, is a Canadian private limited liability company; registered no. 334787-7. London branch no. BR4169

Response to Comment No. 1
The Company contacted the Office of Edgar and Information Analysis in writing on November 15, 2005 and November 23, 2005 requesting that the header tag to the amended Schedule TO filed by the Company on November 14, 2005 be changed. The Company will continue contacting the Office of Edgar and Information Analysis to have the header tag changed and will tag all future filings as SC TO-I/A.
Comment No. 2
Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. See Item 1004(a)(1)(xi) of Regulation M-A.
Response to Comment No. 2
The Company prepares its financial statements under Canadian GAAP and, in accordance with CICA 3860.24 and EIC-69 (copies of which will be provided to the Staff upon request), presents the liability and equity elements of the Notes separately in its financial statements. On repurchase, the consideration paid to holders of the Notes will be allocated between the equity (holder option) and liability elements such that the amount of any gain or loss relating to the liability element will be credited or charged to income and the difference between the carrying amount and the amount considered to be settled relating to the equity element will be treated as a capital transaction.
Under U.S. GAAP no distinction is made between the equity and liability elements and as such, the repurchase would be treated as a reduction in debt.
The Company does not believe that the accounting treatment of the transaction is material to a holder’s decision whether to tender Notes to the Company because the consideration offered for the Notes consists solely of cash.
Comment No. 3
Supplementally explain why you believe that financial information is not required. In this regard, we note that the offering document incorporates by reference the company’s annual report on Form 40-F and all other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since the end of the fiscal year.
Response to Comment No. 3
Consistent with Instruction 2 to Item 10 of Schedule TO, the Company believes that financial information is not required because the Company’s financial condition is not material to a holder’s decision whether to tender Notes. Specifically, the consideration offered for the Notes consists solely of cash; the Offer is not subject to any financing condition; the Company is a public reporting company under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that files reports electronically on EDGAR; and the Offer is for all outstanding Notes of the subject class.
The Company has deleted the incorporation by reference of the Company’s Exchange Act reports in the Amendment.
Offering to Purchase for Cash
Incorporation by Reference, page 5
Comment No. 4
We note that you are attempting to incorporate by reference any future filings by CP Ships under Section 13(a) or 15(d) filed subsequent to the date of this Offer to Purchase and Consent Solicitation and prior to the Withdrawal Time. Schedule TO does not permit “forward” incorporation by reference. If the information provided to note holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to unit holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.
Response to Comment No. 4
The Company has addressed this comment on page 3 of the Amendment.
8. Effect of Event of Default, page 15
Comment No. 5
We note that the language in this section suggests that your “Event of Default” condition will survive the expiration of this Offer. For example you disclose that CP Ships “may not purchase Notes under the Offer if an Event of Default . . . has occurred and is continuing as of the Payment Date” and that CP Ships “reserves the right to, and intends if required to, waive such condition” if the Proposed Amendments become effective. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please confirm your understanding and revise your disclosure accordingly.
Response to Comment No. 5
The Company has addressed this comment on page 4 of the Amendment.
The Company supplementally advises the Staff of the basis for its statement in the Amendment that it is not aware of any circumstances that could result in an Event of

Default on or prior to the Payment Date: The Existing Indenture specifies several Events of Default, as to which none of the predicate events have occurred or are expected to occur. These defaults consist of payment defaults with respect to the Notes, which have not occurred and should not occur before the Payment Date; covenant defaults, which the Company does not believe have occurred and which in any event are subject to a 60-day notice and cure period; cross-acceleration of certain other indebtedness of the Company, of which there is none that is in default; and typical bankruptcy defaults, for which there is no basis in light of the Company’s financial condition.
11. Extension of and Amendments to the Offer and Solicitation, page 17
Comment No. 6
Please disclose under what circumstances CP Ship is “legally required” to extend the Offer.
Response to Comment No. 6
The Company has clarified on pages 2 and 4 of the Amendment that it will only extend the Offer if Exchange Act Rule 13e-4 and related SEC releases and interpretations require that the Offer be extended to allow dissemination of disclosure of any material changes in the information regarding the Offer previously published, sent or given to holders of the Notes.
Comment No. 7
We refer to your discussion regarding changes that may occur in the information contained in this Offer “that would reasonably be expected to affect a decision of a noteholder to accept or reject the offer.” We remind you of the requirements of 13e-4(e)(3) upon a material change to your Offer. Please confirm your understanding of these requirements and revise your disclosure.
Response to Comment No. 7
The Company confirms its understanding of the requirements of 13e-4(e)(3) upon a material change to the Offer and has clarified on page 4 of the Amendment that it will disseminate promptly disclosure of any material changes in the information regarding the Offer previously published, sent or given to holders of the Notes in a manner reasonably calculated to inform holders of the Notes of the change.
Income Tax Considerations, page 26
Material United States Federal Income Tax Consequences, page 26
Comment No. 8

Item 1016(h) of Regulation M-A requires the company to file any written opinion prepared by legal counsel and provided to the company in connection with the transaction. In this regard, we note that the discussion is based on the opinion of counsel but that no opinion has been filed. Please advise.
Response to Comment No. 8
The Company has revised the income tax considerations disclosure on pages 4 through 12 of the Amendment in response to the Staff’s comments.
The Company supplementally advises the Staff that while the Offer to Purchase previously described the “opinion” of legal counsel with respect to the material U.S. and Canadian income tax consequences of the Offer and Solicitation, legal counsel has not provided any separate written opinions to the Company in connection with the transaction.
Comment No. 9
We refer you to the Alternative Treatments discussed on page 28. To the extent possible, revise this section to unequivocally state the federal tax consequences of the transaction without referring to potential “Alternative [tax] Treatment” of the Offer and the Solicitation. If counsel cannot provide an unequivocal opinion with respect to all the tax consequences of the transaction, revise: (1) to disclose that counsel cannot opine on the material federal tax consequences; (2) to explain why counsel is not able to opine on the material federal income tax consequences; (3) to describe the degree of uncertainty; and (4) to clarify your disclosure of the possible outcomes and risks to investors. Also, eliminate uncertain descriptions such as “generally applicable” or “generally” throughout your tax disclosure.
Response to Comment No. 9
The Company has revised the income tax considerations disclosure on pages 4 through 12 of the Amendment in response to the Staff’s comments. The Company believes that the revised disclosure describes the basis for the Company’s views with respect to the appropriate tax treatment of the transactions as well as the uncertainties that could affect such treatment and the possible outcomes if a different treatment applied. In addition, the Company has considered the Staff’s comment regarding the use of the phrase “generally” in the disclosure. The Company believes it is appropriate to retain the phrase — except in the opening sentence — because tax “rules” typically have myriad exceptions. The general rules as described apply to the vast majority of investors, and it is not feasible to describe all possible exceptions to the rules.
Comment No. 10
It is inappropriate for your tax discussion to state that it “summarizes the material United States federal income tax consequences . . . .” Accordingly, please remove this language and clearly disclose each material tax consequence being opined on. Similarly revise your disclosure on page 4 that “[t]his Offer to Purchase and Consent Solicitation and Circular includes only a summary of the possible tax consequences to you for United States and Canadian federal income tax purposes.”

Response to Comment No. 10
The Company has revised the income tax considerations disclosure on pages 4 through 12 of the Amendment in response to the Staff’s comments.
Comment No. 11
Eliminate the disclaimer in the second paragraph under this heading on page 26 and other similar disclosure throughout your document. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they are “urged” or “should” do so. Please make similar revisions to statements regarding the Canadian federal income tax consideration.
Response to Comment No. 11
The Company has revised the income tax considerations disclosure on pages 4 through 12 of the Amendment in response to the Staff’s comments.
Comment No. 12
We note that you disclose on page 30 that “THE FOLLOWING IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR NOTEHOLDER.” Please revise your disclosure to remove language that suggests that security holders may not rely on the description of material tax consequences, as security holders are entitled to rely upon the disclosure regarding the material tax consequences of this offer.
Response to Comment No. 12
The Company has revised the income tax considerations disclosure on pages 4 through 12 of the Amendment in response to the Staff’s comments.
Acknowledgment
The Company hereby acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I;

(ii)	Staff comments or changes to disclosure in response to Staff comments in the Schedule TO-I reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Schedule TO-I; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact Erika Robinson or Jessica Lopez of Wilmer Cutler Pickering Hale and Dorr LLP at 202-663-6000 if you have any questions regarding this response letter. As the indenture governing the terms of the Notes requires that the Company pay on December 19, 2005 for any and all Notes properly tendered by December 14, 2005 and not withdrawn by December 16, 2005 we would appreciate your prompt attention to this matter.
Sincerely,
/s/ Ian Webber
Ian Webber
Chief Financial Officer
cc: Erika L. Robinson